Issuer Free Writing Prospectus

Filed by Nomura Holdings, Inc.

Pursuant to Rule 433

Registration Statement No. 333-283915

September 2, 2025

Nomura Holdings, Inc.

Pricing Term Sheet

$750,000,000 5.043% Fixed Rate Resetting Subordinated Debt Securities due 2036

Issuer:	Nomura Holdings, Inc.

Size:	$750,000,000

Expected Security Ratings:*	Baa3 (Moody’s) / BBB (Fitch)

Security Type:	Fixed Rate Resetting Subordinated Debt Securities due 2036 (the “Securities”)

Ranking:

The Securities will be the Issuer’s direct and unsecured obligations and shall at all times rank pari passu and without any preference among themselves and at least equally and ratably with all of the Issuer’s indebtedness that is subordinated to Senior Indebtedness (as defined in the Preliminary Prospectus) and is in priority to all of the Issuer’s perpetual subordinated indebtedness, including the perpetual subordinated debt securities, and any preference or other shares or any other indebtedness which ranks, or is expressed to rank, pari passu with, or junior to, the Issuer’s perpetual subordinated indebtedness. Upon the occurrence and continuation of a Subordination Event (as defined in the Preliminary Prospectus), the Securities will be subordinated to all of the Issuer’s existing and future Senior Indebtedness. The Securities will be structurally subordinated to the liabilities of the Issuer’s subsidiaries.

Trade Date:	September 2, 2025

Settlement Date:	September 10, 2025 (T+6)

Issue Date:	September 10, 2025

Maturity Date:	June 10, 2036, unless previously redeemed or otherwise cancelled, and provided that a Non-Viability Event (as defined below) has not occurred.

Interest:

From (and including) the Issue Date to (but excluding) the Reset Date (as defined below), the interest rate on the Securities will be 5.043% per annum.

From (and including) the Reset Date to (but excluding) June 10, 2036 (the “reset fixed rate period”), the Securities will bear interest at a fixed per annum rate (the “Reset Fixed Rate”) equal to the applicable U.S. Treasury Rate (as defined below) as determined by the Calculation Agent (as defined below) on the Reset Determination Date (as defined below), plus 1.300%.

Any payment of interest on the Securities will be subject to the subordination provisions and the non-viability loss absorption provisions described under “Description of the Securities—Subordination” in the Preliminary Prospectus and “Description of Dated Subordinated Debt Securities—Write-Down upon a Non-Viability Event” in the accompanying prospectus, respectively.

Reset Date:	June 10, 2031

Reset Determination Date:	The second Business Day (as defined in the Preliminary Prospectus) immediately preceding the Reset Date

Interest Payment Dates:	Semi-annually in arrears on June 10 and December 10 of each year

First Interest Payment Date:	December 10, 2025 (short first coupon)

Benchmark Treasury:	3.625% due August 31, 2030

Benchmark Treasury Spot (Price/Yield):	99-15/3.743%

Spread to Benchmark Treasury:	130 basis points

Determination of the Reset Fixed Rate and the U.S. Treasury Rate:

The Reset Fixed Rate and the U.S. Treasury Rate shall be determined by Citibank, N.A., London Branch as calculation agent (the “Calculation Agent”) as soon as practicable after 5:00 p.m. (New York City time) on the Reset Determination Date.

“U.S. Treasury Rate” means, with respect to the reset fixed rate period, the rate per annum equal to:

(1) the arithmetic average, as determined by the Calculation Agent, of the yields on actively traded U.S. Treasury securities adjusted to constant maturity for the maturity of five years (“Yields”) for the five consecutive New York Business Days (as defined in the Preliminary Prospectus) immediately prior to the Reset Determination Date based on information appearing in the statistical release designated “H.15” (or any successor publication that reports Yields) most recently published by the Board of Governors of the U.S. Federal Reserve System as of 5:00 p.m. (New York City time) on the Reset Determination Date; provided that if the Yield is not available through such release (or any successor publication) for any relevant New York Business Day, then the arithmetic average will be determined based on the Yields for the remaining New York Business Days during the five New York Business Day period described above (provided further that if the Yield is available for only a single New York Business Day during such five New York Business Day period, then “U.S. Treasury Rate” will mean the single-day Yield for such day); or

(2) if no information is available to determine the U.S. Treasury Rate in accordance with the method set forth in (1) above by using the Yield for at least a single New York Business Day during the five New York Business Day period described above, then the annualized yield to maturity of the Comparable Treasury Issue (as defined below) calculated using a yield for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Yield (as defined below) as of the Reset Determination Date.

If the U.S. Treasury Rate cannot be determined, for whatever reason, as described under (1) or (2) above, “U.S. Treasury Rate” means the rate per annum equal to the last reported Yield, as determined by the Calculation Agent, based on information appearing in the statistical release designated “H.15” (or any successor publication that reports Yields) last published by the Board of Governors of the U.S. Federal Reserve System as of 5:00 p.m. (New York City time) on the Reset Determination Date.

“Comparable Treasury Issue” means, with respect to the reset fixed rate period, the U.S. Treasury security selected by the Issuer (and notified in writing to the Calculation Agent) with a maturity date on or about (but not more than 30 calendar days before or after) the maturity date for the Securities and that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities denominated in U.S. dollars and having a maturity of five years; provided, however, that the selection of the Comparable Treasury Issue shall be at the Issuer’s sole discretion and judgement, and that such determination shall be final and conclusive for all purposes and binding on the Calculation Agent, Citibank, N.A. (the “Trustee”), the paying agent and the Security holders.

“Comparable Treasury Yield” means, with respect to the Reset Determination Date, (i) the arithmetic average, as determined by the Calculation Agent, of the Reference Treasury Dealer Quotations (as defined below) for the Comparable Treasury Issue as of the Reset Determination Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, (ii) if fewer than five such Reference Treasury Dealer Quotations are received, the arithmetic average, as determined by the Calculation Agent, of all such quotations, or (iii) if fewer than two such Reference Treasury Dealer Quotations are received, then the Reference Treasury Dealer Quotation as quoted by a Reference Treasury Dealer (as defined below).

“Reference Treasury Dealer” means each of up to five banks selected by the Issuer (and notified in writing to the Calculation Agent), or the affiliates of such banks, which are (i) primary U.S. Treasury securities dealers, and their respective successors, or (ii) market makers in pricing corporate bond issues denominated in U.S. dollars; provided, however, that the selection of the Reference Treasury Dealers shall be at the Issuer’s sole discretion and judgement, and that such determination shall be final and conclusive for all purposes and binding on the Calculation Agent, the Trustee, the paying agent and the Security holders.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer, the yield quoted to the Issuer (and notified in writing to the Calculation Agent) by such Reference Treasury Dealer for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, approximately at 11:00 a.m. (New York City time), on the Reset Determination Date.

Write-Down Upon a Non-Viability Event:

If a Non-Viability Event occurs, on the Write-Down Date (as defined below), full principal of, interest on, or any other amount under the Securities (including additional amounts with respect thereto, if any) will be permanently written down to zero, the Issuer shall be discharged and released from any and all of its obligations to pay full principal of, interest on and any other amount under the Securities (including additional amounts with respect thereto, if any), and the Securities will be cancelled, in each case other than principal amount, interest and any additional amounts that have become due and payable on or before the date of the occurrence of the Non-Viability Event and remain unpaid; and holders of the Securities will be deemed to have irrevocably waived their right to claim or receive, and will not have any rights against the Issuer with respect to, and cannot instruct the Trustee to enforce, any payment of principal of or interest, or any other amount under, on the Securities (including additional amounts with respect thereto, if any), except that the Issuer’s obligations shall remain with respect to (A) any accrued and unpaid interest on or principal of the Securities and (B) any additional amounts, in each case, if and only to the extent that such interest, principal or additional amounts, as applicable, have become due and payable to the holders of such Securities on or before the date of the occurrence of the Non-Viability Event and remains unpaid.

A “Non-Viability Event” will be deemed to have occurred at the time that the Prime Minister of Japan confirms (nintei) that any measures (tokutei dai nigō sochi) set forth in Article 126-2, Paragraph 1, Item 2 of the Deposit Insurance Act (as defined in the Preliminary Prospectus) (or any successor provision thereto), need to be applied to the Issuer.

“Write-Down Date” means, upon the occurrence of a Non-Viability Event, the date that shall be determined by the Issuer after consultation with the Financial Services Agency of Japan (the “FSA”) or any other relevant Japanese supervisory authority and shall be no later than ten Business Days following the date of the Write-Down Notice (as defined in the Preliminary Prospectus).

Agreement to Write-Down:

By subscribing for, purchasing or otherwise acquiring the Securities, holders of the Securities acknowledge and agree to any principal write-down and such event not constituting a breach, a default or an event of acceleration.

Call Option:

The Securities may, subject to prior confirmation of the FSA (if such confirmation is required under the Applicable Capital Adequacy Regulations (as defined in the Preliminary Prospectus)), be redeemed at the Issuer’s option, in whole, but not in part, on the Reset Date, on not less than 25 days’ nor more than 60 days’ prior notice of redemption to the Trustee, at a redemption price equal to 100% of the principal amount of the Securities plus any accrued and unpaid interest (including additional amounts with respect thereto, if any) to but not including the date fixed for redemption, provided, however, that the Issuer will not have such option to redeem the Securities if the Securities have been subject to a Write-Down (as defined in the Preliminary Prospectus).

Optional Tax Redemption:

The Securities may, subject to prior confirmation of the FSA (if such confirmation is required under the Applicable Capital Adequacy Regulations), be redeemed at any time, at the Issuer’s option, in whole, but not in part, upon not less than 25 nor more than 60 days’ prior notice to the Trustee, at a redemption price equal to 100% of the principal amount of the Securities on the date fixed for redemption plus accrued and unpaid interest to (but excluding) the date fixed for redemption and any related additional amounts due on the date fixed for redemption, if the Issuer determines that as a result of any change in, or amendment to, the laws, treaties, regulations or rulings of Japan (or of any political subdivision or taxing authority thereof or therein) affecting taxation, or any change in official position regarding the application or interpretation of such laws, treaties, regulations or rulings, which change or amendment becomes effective on or after the date of the final prospectus supplement relating to this offering, (i) the Issuer is, or on the next interest payment date would be, required to pay any additional amounts in respect of Japanese taxes, or (ii) any interest on the Securities ceases to be treated as being a deductible expense for the purpose of its corporate tax, and in each case of (i) or (ii) above, such event cannot be avoided by it taking reasonable measures available to it, provided, however, that the Issuer will not have such option to redeem the Securities if the Securities have been subject to a Write-Down.

Optional Regulatory Redemption:

The Securities may, subject to prior confirmation of the FSA (if such confirmation is required under the Applicable Capital Adequacy Regulations), be redeemed at any time, at the Issuer’s option, in whole, but not in part, upon not less than 25 nor more than 60 days’ prior notice to the Trustee, at a redemption price equal to 100% of the principal amount of the Securities on the date fixed for redemption plus accrued and unpaid interest to (but excluding) the date fixed for redemption and any related additional amounts due on the date fixed for redemption, if the Issuer determines after consultation with the FSA that there is more than an insubstantial risk that the Securities may not be partially or fully included in its Tier 2 Capital (as defined in the Preliminary Prospectus) under the applicable standards set forth in the Applicable Capital Adequacy Regulations, provided, however, that the Issuer will not have such option to redeem the Securities if the Securities have been subject to a Write-Down.

Issue Price:	100.000% of principal amount

Underwriting Commission:	0.350% of the principal amount

Day Count:	30/360

Business Days:	New York, London and Tokyo

Business Day Convention:	Following Business Day Convention

Denominations:	U.S.$200,000 and integral multiples of $1,000 in excess thereof

Listing:	Singapore Exchange Securities Trading Limited

Governing Law:	New York law

Billing & Delivering:	Nomura Securities International, Inc.

Joint Lead Managers and Joint Bookrunners:**

Nomura Securities International, Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

ABN AMRO Capital Markets (USA) LLC

Banco de Sabadell, S.A.

CIBC World Markets Corp.

Crédit Agricole Corporate and Investment Bank

Lloyds Securities Inc.

Natixis Securities Americas LLC

Nordea Bank Abp

SMBC Nikko Securities America, Inc.

Co-Managers:**	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Security Codes:	CUSIP: 65535HCE7 ISIN: US65535HCE71 Common Code: 317094108

Notes:

* Credit ratings are not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating agencies.

** One or more of the underwriters may not be U.S.-registered broker-dealers. All sales of securities in the United States will be made by or through U.S.-registered broker-dealers, which may include affiliates of one or more of the underwriters.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction where or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (together with the prospectus in the registration statement, the “Preliminary Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at https://www.sec.gov/. Alternatively, copies of the Preliminary Prospectus relating to the securities offered in this offering may be obtained by contacting Nomura Securities International, Inc., 1-800-638-2268; or BofA Securities, Inc., 1-800-294-1322.

No EEA or UK PRIIPs KID – No EEA or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or the UK. See “Prohibition of Sales to EEA Retail Investors” and “Prohibition of Sales to UK Retail Investors” in the preliminary prospectus supplement.

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